UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 11, 2026, Wise Group plc (the “Company”) released, via the Regulatory News Service in London, announcements regarding (i) the effectiveness of the previously announced court-approved scheme of arrangement under Part 26 of the U.K. Companies Act 2006; (ii) the commencement of the Company’s listing on the Nasdaq Stock Market on May 11, 2026; and (iii) its total voting rights, which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively. Each RNS Announcement was made in compliance with disclosure requirements pursuant to the United Kingdom Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.

EXHIBIT INDEX

Exhibit No.	Description

99.1	RNS Announcement, dated May 11, 2026.

99.2	RNS Announcement, dated May 11, 2026.

99.3	RNS Announcement, dated May 11, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: May 11, 2026	By:	/s/ Kristo Käärmann
		Name:	Kristo Käärmann
		Title:	Chief Executive Officer